UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Debt Exchange for Shares

On January 24, 2021, we entered into a Debt Exchange Agreement (the “Agreement”) with Keyan Yan. Mr. Yan is our interim Chief Financial Officer, Co-Chairman of our Board of Directors, and the holder of approximately 37.2% of our issued and outstanding common stock. Under the Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our common stock (the “Exchange Shares”), representing a conversion price of $1.20 per share. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts.

Following our filing of the required Listing of Additional Shares Notification Form with the Nasdaq Stock Market on January 25, 2021, the Agreement was closed on or about February 9, 2021. As a result of the issuance of the Exchange Shares pursuant to the Agreement Mr. Yan holds a total of 1,738,946 shares of our common stock, constituting approximately 42.6% of our total issued and outstanding common stock.

The issuance of the Exchange Shares described above was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as a transaction by an issuer not involving any public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021	KBS Fashion Group Limited

	By:	/s/ Lei Sun
Lei Sun
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Debt Exchange Agreement, dated January 24, 2021, between KBS Fashion Group Limited and Keyan Yan

3